Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, August 23, 2016 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.86 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2016, unchanged from the previous quarter and up 5% from a year ago.

The Board of Directors also declared dividends of:

•	$0.328125 per share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 per share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;
•	$0.135732 per share on paid-up Class B Preferred Shares Series 17;
•	$0.112813 per share on paid-up Class B Preferred Shares Series 25;
•	$0.25 per share on paid-up Class B Preferred Shares Series 27;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 29;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 31;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 33;
•	$0.3125 per share on paid-up Class B Preferred Shares Series 35; and
•	$14.625 per share on paid-up Class B Preferred Shares Series 36(1).

The dividend on the common shares is payable on November 28, 2016, to shareholders of record on November 1, 2016. The dividends on the preferred shares are payable on November 25, 2016, to shareholders of record on November 1, 2016.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

On August 25, 2016, the Bank will issue 2,174,393 Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 (the “Preferred Shares Series 26”). As and when declared by the Board of Directors, the dividend rate for the three-month period commencing on August 25, 2016, and ending on November 24, 2016, will be 1.622 per cent.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on November 3, 2016. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

(1)	The Class B Preferred Shares Series 36 was issued by way of private placement and is not listed on any stock exchanges.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com